August 3, 2016 Via EDGAR	T: +44 (0)20 7340 4850 F: +44 (0)20 7340 4858 E: mail@navigatorgas.com www. navigatorgas.com 21 Palmer Street London SW1H 0AD United Kingdom

Mr. Andrew Mew

Senior Assistant Chief Accountant

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3561

Re:	Navigator Holdings Ltd.
Form 20-F for the Year Ended December 31, 2015
Filed March 3, 2016
File No. 001-36202

Dear Mr. Mew:

Set forth below is the response of Navigator Holdings Ltd. (the “Company,” “we,” “us,” or “our”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 20, 2016, with respect to the Company’s Form 20-F for the Year Ended December 31, 2015, filed with the Commission on March 3, 2016 (the “Form 20-F”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold text. All references to page numbers and captions correspond to the Form 20-F, unless otherwise specified.

Form 20-F for the year ended December 31, 2015

Item 5. Operating and Financial Review and Prospects

H. Critical Accounting Estimates

Impairment of Vessels, page 69

1.	In light of the significant decline of approximately 50% in your market capitalization during the past year, the fact that a number of your vessels have charters expiring in the near future and a significant number of vessels operate in a volatile spot market, as well as the fact that a softness developed in your markets during the first quarter as mentioned in your first quarter earnings call which resulted in lower fleet utilization and operating and net income decreases, please provide the following:

•	Tell us what impact each of the aforementioned factors had in your decision to perform an impairment analysis at year-end and whether you have performed an interim impairment analysis since December 31, 2015 based on the above economic triggers; and

•	Revise your Critical Accounting Estimates section to provide an analysis as to how the carrying values of your vessels compare to their fair market values as of the balance sheet dates presented in your financial statements.

The market capitalization of the Company has reduced significantly over the past 18 months, despite the Company’s increasing performance quarter on quarter. This increased performance is as a consequence of additional vessels joining our fleet and an increasing charter rate environment throughout 2015, as well as the Company maintaining its historically high vessel utilization rates. It is management’s view that the decline in the Company’s stock price throughout 2015 was more due to external factors than to the Company’s actual business or performance, such as the reduction in oil price and the sentiment arising from the many other shipping sectors that performed significantly less well than those in the transportation of LPG and petrochemical products.

Notwithstanding the above, the Company considered the requirements of ASC 360-10-35-21 and did perform a vessel impairment analysis in connection with its preparation of financial statements for the year ended December 31, 2015. The majority of the factors that influence that analysis had not, at the time, deteriorated since previous impairment analyses were undertaken by the Company. Specifically, despite the fact that a majority of our charters within our niche LPG sub-sector were for a term of twelve months or less, many of our charters are evergreen and are renewed annually. Charter rates in the spot market increased to record levels during 2015, ending the 2015 year with charter rates across our fleet averaging $921,014 per calendar month, ($30,280 per day) which represented a near record high in rates for the Company’s vessels.

Securities and Exchange Commission    August 3, 2016, Page 2

However, during the first quarter 2016, and in particular the latter part of that quarter, we saw initial signs of a decline in the handysize market. Initially our vessel utilization rates showed signs of decline due to idle vessels. We also saw a limited decline in charter rates. Charter rates declined 3.3% from $920,000 per calendar month on January 1, 2016 to $890,000 per calendar month on March 31, 2016. Since the end of the first quarter of 2016, the decline in charter rates accelerated. Shipping brokers assessed charter rates at June 30, 2016 to be $690,000 per calendar month. Given these factors, the Company has undertaken an interim vessel impairment analysis of all vessels as of June 30, 2016, the only vessel impairment analysis undertaken since December 31, 2015. The Company does not expect to record an impairment loss with respect to any vessels in our fleet as of June 30, 2016, under the requirements of our U.S. GAAP accounting policy, as future undiscounted cash flows expected to be earned by such vessels over their operating lives considerably exceeded such vessels’ carrying values.

With regard to providing additional disclosures in the Critical Accounting Estimates section, the Company respectfully requests that it be permitted to include the requested analysis in subsequently filed Annual Reports on Form 20-F beginning with the Form 20-F for the year ending December 31, 2016. Based on data as of December 31, 2015, an example of the proposed disclosure for subsequently filed Annual Reports on Form 20-F, which disclosure would be updated as of the period end of such subsequently filed report, would be as follows:

“Impairment of Vessels. We review our vessels for impairment when events or circumstances indicate the carrying amount of the vessel may not be recoverable. When such indicators are present, a vessel is tested for recoverability and we recognize an impairment loss if the sum of the future cash flows (undiscounted and excluding interest charges that will be recognized as an expense when incurred) expected to be generated by the vessel over its estimated remaining useful life is less than its carrying value. If we determine that a vessel’s undiscounted cash flows are less than its carrying value, we record an impairment loss equal to the amount by which its carrying amount exceeds its fair value. The new lower cost basis would result in a lower annual depreciation than before the impairment.

Considerations in making such an impairment evaluation include comparison of current carrying values to anticipated future operating cash flows, expectations with respect to future operations and other relevant factors. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon historical experience, financial forecasts and industry trends and conditions.

As of December 31, 2015, the aggregate carrying value of our vessels in operation was $1,264.5 million. We determined the aggregate undiscounted cash flows of those our vessels as of December 31, 2015, to be $3,796.2 million. The undiscounted future cash flows used to support vessel values were determined by applying various assumptions regarding future revenues, vessel utilization rates, operating expenses and residual values. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management took into consideration estimated daily Time Charter Equivalent (“TCE”) rates for each vessel class over the estimated remaining lives of each of the vessels. Management takes into consideration rates currently in effect for existing time charters and the estimated daily TCE rates used for unfixed vessels were based on the trailing 10-year historical average one-year time charter rates, an overall average of approximately $802,870 per calendar month as at December 31, 2015. Recognizing that rates tend to be cyclical, and subject to some volatility based on factors beyond our control, management believes the use of estimates based on the 10-year historical average rates calculated as of the reporting date to be reasonable. In addition, the Company’s vessels operate in a sector that is relatively young and there are a limited number of vessels in the sector world fleet that are older than 10 years. Historical average rates for one and five year periods are higher than the historical 10 year average rates, as they do not necessarily include the peaks and troughs of a typical shipping cycle. Estimated vessel utilization rates used are also based on the average utilization rates achieved by the Company on the trailing 10-year historical average. Estimated outflows for operating expenses are based on historical costs and are adjusted for assumed inflation. Estimates of a residual value are consistent with scrap rates used in management’s evaluation of scrap value.

Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. A 10% reduction in the estimated vessel TCE rate used in connection with our calculations would result in a $627.3 million decrease in the aggregate undiscounted cash flows of our vessels in operation as of December 31, 2015. A 10% increase in estimated vessel operating expenses used in connection with our calculations would result in $234.3 million decrease in the aggregate undiscounted cash flows of our vessels in operation as of December 31, 2015.

We obtain shipbroker appraisals of our vessels principally for the purposes of covenant compliance (e.g., loan to value ratio). These appraisals are generally performed without examination of the vessel and without an attempt to market a vessel, and no consideration is given to whether a group of vessels could be sold

Securities and Exchange Commission    August 3, 2016, Page 3

for higher valuation than on an individual basis. In addition, with respect to the class of vessels we own, we believe that relative to the worldwide oceangoing vessel fleet, the market for the sale of our vessels is particularly illiquid, due to the relatively limited number of vessels in the global handysize fleet and the specialized nature of these vessels, difficult to observe and, therefore, speculative, given the extremely limited secondary sales data. Given this lack of secondary sales data available for our specific vessels, these appraisals have been used by us as an approximation of our vessels’ market values. However, because these appraisals are primarily prepared for the purposes of valuing collateral and given the lack of comparable market transactions, they are prepared on a charter-free basis (i.e. vessel only, without the benefit of a revenue stream), predominantly based on depreciated replacement cost, which, we believe significantly discounts the value of our vessels. As a result, we believe that the ultimate value that could be obtained from the sale of any one of our vessels to a willing third party would likely, and in many cases meaningfully, exceed the vessel’s appraised value on this basis, especially if we were given adequate time to market the vessel. For example, in August 2015, the Company sold one of its vessel’s, Navigator Mariner, for $32.6 million against an appraised value of $29.0 million at that time.

The table below indicates the carrying value of each of our owned vessels as of December 31, 2015. Instalments paid, or costs incurred, in relation to the construction of newbuild vessels are not presented in the table below.

December 30, 2015
Operating Vessel	Carrying value (in millions)
Navigator Aries	$39.6
Navigator Atlas	51.3
Navigator Capricorn	42.0
Navigator Centauri	47.0
Navigator Ceres	47.1
Navigator Europa	50.2
Navigator Gemini	48.7
Navigator Grace	40.1
Navigator Genesis	41.2
Navigator Global	41.4
Navigator Galaxy	41.2
Navigator Gusto	41.2
Navigator Glory	40.7
Navigator Leo	47.7
Navigator Libra	48.0
Navigator Magellan	26.2
Navigator Mars	37.9
Navigator Neptune	36.7
Navigator Oberon	50.7
Navigator Pegasus	44.3
Navigator Phoenix	44.5
Navigator Pluto	37.0
Navigator Saturn	38.9
Navigator Scorpio	44.0
Navigator Taurus	49.9
Navigator Triton	51.7
Navigator Umbrio	52.2
Navigator Venus	38.7
Navigator Virgo	44.4

We believe that the future undiscounted cash flows expected to be earned by our vessels over their operating lives exceeded the vessels’ carrying amounts at December 31, 2015. Accordingly, no impairment charge has been recorded at December 31, 2015 following the requirements of our U.S. GAAP impairment accounting policy The carrying value of each of our vessels exceeded its shipbroker appraised value as at December 31, 2015. We estimate that the aggregate carrying value of these vessels exceeded their aggregate shipbroker appraised values by approximately $90.0 million as at December 31, 2015.”

Securities and Exchange Commission    August 3, 2016, Page 4

It is the Company’s policy and strategy to hold vessels in use for the long term. The Company does not currently anticipate that it will need to sell a vessel and realise a book loss on such vessel. We believe that the future discounted cash flows expected to be earned by our vessels over their operating lives also meaningfully exceeded the vessels’ carrying values at December 31, 2015.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing responses to me at+44 (0) 20 7340 4852 (niall.nolan@navigatorgas.com) or Adorys Velazquez of Vinson & Elkins L.L.P. at (212) 237-0036 (avelazquez@velaw.com).

Very truly yours,

/s/ Niall J. Nolan
Niall J. Nolan
Chief Financial Officer
Navigator Holdings Ltd.

cc:	Effie Simpson (Securities and Exchange Commission)
Claire Erlanger (Securities and Exchange Commission)
Adorys Velazquez (Vinson & Elkins L.L.P.)